SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number 001-13461
     A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Group 1 Automotive, Inc. 401(k) Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Group 1 Automotive, Inc.
950 Echo Lane, Suite 100
Houston, Texas 77024

REQUIRED INFORMATION
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed for the Group 1 Automotive, Inc. 401K Savings Plan:
     Financial Statements and Supplemental Schedule
     Reports of Independent Registered Public Accounting Firms
     Statements of Net Assets Available for Benefits — December 31, 2006 and 2005
     Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2006
     Notes to Financial Statements — December 31, 2006 and 2005
     Schedule H, Line 4a — Schedule of Delinquent Deposits of Participant Contributions and Participant Loan Repayments
     Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
     Signature
     Exhibits
     23.1  Consent of Weinstein Spira & Company, P.C.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
Houston, Texas
FINANCIAL STATEMENTS
December 31, 2006 and 2005
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Group 1 Automotive, Inc. 401(k) Savings Plan
Report of Independent Registered Public Accounting Firm
Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006, the supplemental Schedule H, Line 4a — Schedule of Delinquent Deposits of Participant Contributions and Participant Loan Repayments for the year ended December 31, 2006, and the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the changes in the net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a — Schedule of Delinquent Deposits of Participant Contributions and Participant Loan Repayments for the year ended December 31, 2006 and the supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Weinstein Spira & Company, P.C.
Houston, Texas
June 27, 2007

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments (Note 3)
Interest-bearing cash	$96,690	$85,501
Mutual funds	80,063,441	67,130,400
Common/collective trusts	20,010,085	18,783,695
Common stock	2,860,561	3,002,444
Participant loans	3,881,478	3,828,244

	106,912,255	92,830,284

Receivables
Employer contribution	292,201	258,317
Participant contributions	1,015,205	812,199
Accrued income	5,764	1,250

	1,313,170	1,071,766

	108,225,425	93,902,050

LIABILITIES
Excess Contributions Refundable	651,565	—

Net Assets Available for Benefits at Fair Value	107,573,860	93,902,050

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	282,690	248,575

Net Assets Available for Benefits	$107,856,550	$94,150,625

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2006

Additions to Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments (Note 3)	$6,531,509
Interest and dividends	5,927,430	$12,458,939

Contributions:
Employer	3,768,984
Participant	12,731,813
Rollover	1,114,528	17,615,325

Total Additions		30,074,264

Deductions From Net Assets Attributed To:
Benefits paid to participants		16,242,123
Administrative expenses		126,216

Total Deductions		16,368,339

Net Increase		13,705,925

Net Assets Available for Benefits — Beginning of Year		94,150,625

Net Assets Available for Benefits — End of Year		$107,856,550

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note 1 — Description of Plan
The following description of the Group 1 Automotive, Inc. (Company or Sponsor) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan, adopted July 1, 1999, covering all employees of the Company who have 90 days of service and are age eighteen and over. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions: Each year, participants may contribute up to 15% of pretax annual eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including shares of Company stock. The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant’s compensation upon which the match shall be based for each payroll period. The matching Company contribution may be in the form of cash or shares of Company stock or a combination, but has been historically in cash. Contributions are subject to certain limitations.
Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, and (b) Plan earnings, and, at times, charged with an allocation of administrative expenses. Allocations are based on participant contributions, participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.
Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant’s interest in the contributions made by the employer begins vesting at 20% after one year of service, increasing 20% each year thereafter, with the participant 100% vested after 5 years.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
Forfeitures: The Plan allows the use of forfeitures to pay for Plan administrative expenses or to reduce employer contributions to the Plan. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $663,905 and $227,562, respectively. Also, in 2006, forfeited nonvested accounts were used to pay for plan administrative expenses of $59,855.
Payment of Benefits: On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may elect to have the distribution received in cash or in shares of Company stock.
In-service Withdrawals: A participant may withdraw from his or her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the Plan.
Administrative Expenses: Fees and expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets.
Loan Provisions: Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest.
Note 2 — Summary of Significant Accounting Policies
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock and mutual funds. Shares of common/collective funds are valued at the net asset value of shares held by the Plan at year-end. In determining the net assets available for benefits, the Merrill Lynch Retirement Preservation Trust is included in the Plan’s financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As provided in the new FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The Company’s Common Stock is stated at fair value based on the quoted market price of $51.72. Participant loans are reported at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.
Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.
Payment of Benefits: Benefits are recorded when paid.
Reclassifications: Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation. Such reclassifications had no effect on previously reported changes in net assets available for benefits.
New Accounting Pronouncement: As described in the Financial Accounting Standards Board (the FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in fully benefit-responsive investment contracts held in the Merrill Lynch Retirement Preservation Trust, a common/collective trust fund. The Plan adopted the provisions of this new FSP as of December 31, 2006 and applied it retroactively to its December 31, 2005 Statement of Net Assets Available for Benefits. The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the related adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 established a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The plan administrator believes the adoption of SFAS 157 will not have a material impact on the Plan’s financial statements.
Note 3 — Investments
The following presents the Plan’s assets. Investments noted with an asterisk represent more than 5% of the Plan’s net assets at December 31, 2006 and 2005.

	2006		2005
American Growth Fund of America	$16,455,017	*	$14,887,118	*
Merrill Lynch Retirement Preservation Trust	14,883,899	*	13,907,815	*
Blackrock Bond Core Fund	14,577,672	*	13,085,609	*
Van Kampen Growth and Income Fund	11,689,726	*	9,415,007	*
Allianz NFJ Small Cap Value Fund	10,996,424	*	9,313,272	*
ING Pilgrim International Fund	6,799,165	*	4,408,283
MFS International Growth Fund	6,161,841	*	4,425,128
Merrill Lynch Equity Index Trust	5,126,186		4,875,879	*
The Oakmark Equity and Income Fund	4,972,141		4,392,826
Blackrock Fundamental Growth Fund	4,598,915		3,957,500
Munder Midcap Core Growth Fund	3,812,519		—
Participant loans	3,881,478		3,828,244
Group 1 Automotive, Inc.	2,860,561		3,002,444
Interest-bearing cash	96,690		85,501
Massachusetts Investors Growth Stock Fund	18		—
Federated International Equity Fund	3		2
Delaware Group Trend Fund	—		3,245,656

	$106,912,255		$92,830,284

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$3,902,268
Common/collective funds	720,897
Group 1 Automotive, Inc. common stock	1,908,344

$6,531,509

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
Note 4 — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in the employer contributions.
Note 5 — Parties-in-Interest
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, transactions with them qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for administrative services rendered amounted to $126,216 for the year ended December 31, 2006. Certain Plan administrative costs have been paid by the Company.
The Plan held the following party-in-interest investments:

	2006	2005
Group 1 Automotive, Inc. Common Stock	$2,860,561	$3,002,444
Merrill Lynch Retirement Preservation Trust	14,883,899	13,907,816
Blackrock Bond Core Fund	14,577,672	13,085,609
Merrill Lynch Equity Index Trust	5,126,186	4,875,879
Blackrock Fundamental Growth Fund	4,598,915	3,957,500
Participant Loans	3,881,478	3,828,244
Note 6 — Terminated Participants
Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. As of December 31, 2006 and 2005, amounts allocated to these individuals totaled $66,807 and $64,647, respectively.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
Note 7 — Income Tax Status
The Internal Revenue Service has ruled in a letter dated September 24, 2001, that the Plan is designed under the applicable sections of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended to comply with IRS guidelines and the Sponsor believes that the Plan continues to qualify and to operate as designed.
Note 8 — Refundable Contributions
The Plan was required to return excess contributions for the year ended December 31, 2006 in the amount of $651,565, which includes the earnings, to certain active participants to satisfy the relevant non-discrimination provisions of the Plan. The refunds were made within two and a half months after the Plan year. Therefore the amounts were recorded as a liability of the Plan.
Note 9 — Subsequent Events
The Plan was amended effective January 1, 2007 to increase the limit on the amount participants may contribute from 15% to 50% of pretax annual eligible contributions.
Note 10 — Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for benefits at fair value, per the financial statements	$107,573,860
Adjustment from fair value to contract value of the Merrill Lynch Retirement Preservation Trust related to its investment in fully benefit-responsive investment contracts	282,690

Net assets available for benefits, per the Form 5500	$107,856,550

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

Total additions per financial statements	$30,074,264
Participant contributions per the Form 5500 reflected as excess contributions refundable per the financial statements	651,566

Total income per the Form 5500	$30,725,830

Total deductions per financial statements	$16,368,339

Excess contributions refundable per financial statements shown as corrective distributions on Form 5500	651,565

Total expenses per the Form 5500	$17,019,904

SUPPLEMENTAL SCHEDULES

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT DEPOSITS OF
PARTICIPANT CONTRIBUTIONS AND PARTICIPANT LOAN REPAYMENTS
Year Ended December 31, 2006

Name of Plan Sponsor:	Group 1 Automotive, Inc.
Employer Identification Number:	76-0506313
Three-Digit Plan Number:	001

	Relationship to
	Plan Employer or
	Other Party-
Identity of Party Involved	In-Interest	Description of Transaction	Amount on Line 4(2)	Lost Interest
Group 1 Automotive, Inc.	Plan Sponsor	December 2005 participant contribution deferrals not remitted to the Plan until May 24, 2006.	$5,441.81	$1,810.71

Group 1 Automotive, Inc.	Plan Sponsor	September 2006 participant contribution deferrals not remitted to the Plan until December 7, 2006.	129.12	4.63

Group 1 Automotive, Inc.	Plan Sponsor	October 2006 participant contribution deferrals not remitted to the Plan until December 7, 2006.	6,031.52	218.34

Group 1 Automotive, Inc.	Plan Sponsor	May 2006 participant contribution deferrals not remitted to the Plan until November 14, 2006.	2,616.19	159.33

Group 1 Automotive, Inc.	Plan Sponsor	Participant loan repayments of the prior plan year not deposited into the Plan timely, fully self corrected including lost earnings	131.78	37.91

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of Plan Sponsor:	Group 1 Automotive, Inc.
Employer Identification Number:	76-0506313
Three-Digit Plan Number:	001

	Issuer, or		Fair
	Similar Party	Description of Investment	Value
		Interest-Bearing Cash

*	Merrill Lynch Trust Company	Cash	$96,690

		Mutual Funds

	Allianz Funds	Allianz NFJ Small Cap Value Fund	10,996,424

	American Funds	American Growth Fund of America	16,455,017

*	Blackrock Bond Fund Inc.	Blackrock Bond Core Fund	14,577,672

*	Blackrock Fundamental Growth Fund Inc.	Blackrock Fundamental Growth Fund	4,598,915

	Federated Investors, Inc.	Federated International Equity Fund	3

	ING Investments, LLC	ING Pilgrim International Fund	6,799,165

	Massachusetts Financial Services Co.	Massachusetts Investors Growth Stock Fund	18

	MFS Investment Management	MFS International Growth Fund	6,161,841

	Munder Capital Management	Munder Mid Cap Core Growth Fund	3,812,519

	Oakmark	The Oakmark Equity and Income Fund	4,972,141

	Van Kampen Investments	Van Kampen Growth and Income Fund	11,689,726

		Common Stock

*	Group 1 Automotive, Inc.	Group 1 Automotive, Inc.	2,860,561

		Common/Collective Funds

*	Merrill Lynch Trust Company	Merrill Lynch Equity Index Trust	5,126,186

*	Merrill Lynch Trust Company	Merrill Lynch Retirement Preservation Trust	15,166,589

*	Participant Loans	Interest rates ranging from 4.75% to 11%	3,881,478

		Total Investments	$107,194,945

*	Denotes party-in-interest
All investments are participant-directed; therefore cost information is not required.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Group 1 Automotive, Inc. 401(k) Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2007	Group 1 Automotive, Inc. 401(k) Savings Plan
/s/ J. Brooks O’Hara
J. Brooks O’Hara
Vice President, Human Resources Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm